                                                                    Exhibit 99.6

                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

                           POINTS INTERNATIONAL LTD.

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                         MARCH 31,    DECEMBER 31,
AS AT                                       2005          2004
-----                                   -----------   ------------
              ASSETS
CURRENT
   Cash and cash equivalents (Note 7)    19,654,600     13,754,818
   Accounts receivable                    1,609,279      2,024,342
   Prepaids and sundry assets             1,352,473      1,229,091
                                        -----------    -----------
                                         22,616,352     17,008,251
   PROPERTY, PLANT AND EQUIPMENT          3,118,364      2,056,282
   GOODWILL AND INTANGIBLE ASSETS         8,152,308      8,282,453
   DEFERRED COSTS                         2,097,804      2,242,868
   FUTURE INCOME TAXES RECOVERABLE          590,000        590,000
                                        -----------    -----------
                                         13,958,476     13,171,603
                                        -----------    -----------
                                        $36,574,828    $30,179,854
                                        ===========    ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                   MARCH 31,    DECEMBER 31,
AS AT                                                2005           2004
-----                                            ------------   ------------
                  LIABILITIES
CURRENT
   Accounts payable and accrued liabilities         1,694,133      1,894,599
   Deposits                                        17,776,537     13,153,623
   Current portion of loan payable                     33,515         29,860
   Current portion of acquisition loan payable        765,123        777,443
   Convertible Debenture (Note 8)                          --      8,920,373
                                                 ------------   ------------
                                                   20,269,308     24,775,898
                                                 ============   ============
   LOAN PAYABLE                                        55,614         67,186
   ACQUISITION LOAN PAYABLE                                --        380,118
   CONVERTIBLE DEBENTURE (NOTE. 8)                  9,150,169             --
   CONVERTIBLE PREFERRED SHARES (NOTE 9)           17,564,089     13,892,478
                                                 ------------   ------------
                                                   26,769,872     14,339,782
                                                 ------------   ------------
                                                   47,039,180     39,115,680
                                                 ------------   ------------

             SHAREHOLDERS' EQUITY
   CAPITAL STOCK                                   23,659,566     22,705,734
   WARRANTS                                         2,610,992      2,610,992
   CONTRIBUTED SURPLUS                                567,949        482,092
   DEFICIT                                        (37,302,859)   (34,734,644)
                                                 ------------   ------------
                                                  (10,464,352)    (8,935,826)
                                                 ============   ============
                                                 $ 36,574,828   $ 30,179,854
                                                 ============   ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                        MARCH 31,      MARCH 31,
FOR THE THREE MONTHS ENDED                                2005           2004
--------------------------                            ------------   ------------
REVENUES
   Points operations                                  $  2,540,658   $  1,532,513
   Interest income                                          37,251         85,052
                                                      ------------   ------------
                                                         2,577,909      1,617,565
GENERAL AND ADMINISTRATION EXPENSES                      4,005,639      2,711,438
                                                      ------------   ------------
LOSS- Before interest, amortization and other items     (1,427,730)    (1,093,874)
                                                      ------------   ------------
   Interest on convertible debenture                       229,796        207,024
   Interest on Series Two Preferred Share                  217,000        217,000
   Interest and bank charges                                 4,791            261
   Amortization of property, plant and equipment,
      intangible assets and deferred costs                 688,898        443,917
                                                      ------------   ------------
                                                         1,140,485        868,202
                                                      ------------   ------------
LOSS                                                    (2,568,215)    (1,962,076)
DEFICIT - Beginning of period                          (34,734,644)   (25,926,361)
DEFICIT - End of period                                (37,302,859)   (27,888,437)
                                                      ============   ============
LOSS PER SHARE (Note 2)                                     ($0.04)        ($0.03)
                                                      ============   ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                                    MARCH 31,      MARCH 31,
FOR THE THREE MONTHS ENDED                                            2005           2004
--------------------------                                        ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                        ($2,568,215)   ($1,962,076)
      Items not affecting cash
         Amortization of property, plant and equipment                 102,467         56,354
         Amortization of deferred costs                                132,925        199,346
         Amortization of intangible assets                             453,506        188,217
         Deferred costs on convertible debenture                        12,139             --
         Employee stock option expense (Note 5)                         99,503         60,482
         Cancellation of warrants issued for services                       --         (1,167)
         Interest on Series Two Preferred Shares                       217,000        217,000
         Interest accrued on convertible debenture                     229,796        207,024
                                                                  ------------   ------------
                                                                    (1,320,879)    (1,034,820)

Changes in non-cash balances related to operations (Note 6 (a))      4,714,130      5,159,380
                                                                  ------------   ------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                          3,393,251      4,124,560
                                                                  ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds       (1,164,548)      (211,664)
   Purchase of intangible assets                                        (9,662)       (17,004)
   Payments for the acquisition of MilePoint, Inc.                    (400,000)            --
   Costs related to the acquisition of MilePoint, Inc.                (306,138)      (200,000)
                                                                  ------------   ------------

CASH FLOWS USED IN INVESTING ACTIVITIES                             (1,880,348)      (428,668)
                                                                  ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Series Four Preferred Share (Note 9)                  3,454,611             --
   Repayments on loan payable                                           (7,917)            --
   Deferred financing costs                                                 --         70,018
   Issuance of capital stock, net of share issue costs                 940,186        202,485
                                                                  ------------   ------------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                          4,386,880        272,503
                                                                  ------------   ------------
INCREASE (DECREASE) IN CASH                                          5,899,782      3,968,395

CASH AND CASH EQUIVALENTS - Beginning of period                     13,754,818   $ 20,274,836
                                                                  ------------   ------------

CASH AND CASH EQUIVALENTS - End of period                         $ 19,654,600   $ 24,243,231
                                                                  ============   ============

                            POINTS INTERNATIONAL LTD.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2004 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a)   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.   Loss per share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2005 that amounted to 71,561,017 shares (March 31, 2004 -
          63,394,531).

     b)   Fully-diluted loss per share

          The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2005 and December 31, 2004 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,389,066 (March 31, 2004 - $1,475,886) of the company's revenues were generated in the U.S. for the quarter, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Major Customers

For the quarter ended March 31, 2005, there are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 64% of the Corporation's consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the first quarter of 2004 (65% in aggregate) and two customers individually represented greater than ten percent of consolidated revenues in the fourth quarter of 2004 (34% in aggregate). In addition, as at March 31, 2005, 63% (first quarter 2004 - 80% and fourth quarter 2004 - 59%) of the Corporation's deposits are due to these customers.

5.   Stock-based compensation

The Corporation accounts for stock options granted in this stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $99,503 for the three months ended March 31, 2005 ($60,482 for the three months ended March 31, 2004).

During the quarter ended March 31, 2005, 200,000 options were issued to employees and 40,000 options previously granted were cancelled (no options were issued in the first quarter of 2004).

6.   Statement of Cash Flows

     a)   Changes in non-cash balances related to operations are as follows:

                                                                        THREE MONTHS ENDED
                                                                              MAR, 31
                                                                      -----------------------
                                                                         2005         2004
                                                                      ----------   ----------
Decrease (Increase) in accounts receivable                            $  415,063   $  117,270
Decrease (Increase) in prepaid and sundry assets                      $ (123,382)  $ (300,445)
Increase in liability related to the Acquisition of MilePoint, Inc.   $       --   $   74,509
Increase (Decrease) in accounts payable and accrued liabilities       $ (200,466)  $ (225,791)
Increase (Decrease) in deposits                                       $4,622,914   $5,493,837
                                                                      ----------   ----------
                                                                      $4,714,130   $5,159,380
                                                                      ==========   ==========

     b)   Supplemental information

          Interest and taxes

          Interest of $4,631 was paid during the quarter ended March 31, 2005. Interest of $35,412 was received during the quarter ended March 31, 2005. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the quarter ended March 31, 2005 are as follows:

          (i) 475,600 shares of Points.com Inc. were acquired in exchange for 1,190,856 shares of the Corporation.

          (ii) $9,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

          (iii) $39,786 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

          (iv) The Corporation received $43,539 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

          (v) Interest of $7,562 was accrued on the acquisition of MilePoint, Inc.

          (vi) Interest of $229,796 was accrued on the convertible debenture.

          (vii) Interest of $217,000 was accrued on the Series Two Preferred Share.

     c)   Cash and cash equivalents consist of:

                                         March 31,    December 31,
AS AT                                      2005          2004
-----                                   -----------   ------------
   Cash                                 $16,124,713   $10,086,111
   Short -Term Investments                   46,073       544,945
   Cash held by credit card processor     3,483,814     3,123,762
                                        -----------   -----------
Total                                    19,654,600    13,754,818
                                        ===========   ===========

7.   Private Placement

On March 29, 2005, the Corporation entered into binding agreements to issue approximately 18.1 million common shares at $0.683 per share and one Series Four Preferred Share for approximately $3.5 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by the Corporation to CIBC in 2001 (the "Debenture") and the Series One Preferred Share in the capital of the Corporation held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

The Series Four Preferred Share has been included, and the Debenture reclassified to long-term liabilities, in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. See Notes 8 and 9 for additional information.

The Pro Forma effect of the Private Placement Transaction is an increase to share capital and cash of approximately $11 million. As a result the Corporation's working capital at March 31, 2005 on a Pro Forma basis would be increased to $13.3 million.

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS

                                                     MARCH 31,      TRANSACTION     MARCH 31,
AS AT                                                  2005         ADJUSTMENTS       2005
-----                                            ----------------   -----------   ------------
                                                 POST TRANSACTION                    ACTUAL
ASSETS
CURRENT
   Cash and cash equivalents                       $ 30,654,600     $11,000,000   $ 19,654,600
   Accounts receivable                                1,609,279              --      1,609,279
   Prepaids and sundry assets                         1,352,473              --      1,352,473
                                                   ------------     -----------   ------------
                                                     33,616,352      11,000,000     22,616,352

   PROPERTY, PLANT AND EQUIPMENT                      3,118,364              --      3,118,364
   GOODWILL AND INTANGIBLE ASSETS                     8,152,308              --      8,152,308
   DEFERRED COSTS                                     2,097,804              --      2,097,804
   FUTURE INCOME TAXES RECOVERABLE                      590,000              --        590,000
                                                   ------------     -----------   ------------
                                                     13,958,476              --     13,958,476
                                                   $ 47,574,828     $11,000,000   $ 36,574,828
                                                   ============     ===========   ============

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities           1,694,133     $        --      1,694,133
   Deposits                                          17,776,537              --     17,776,537
   Current portion of loan payable                       33,515              --         33,515
   Current portion of acquisition loan payable          765,123              --        765,123
                                                   ------------     -----------   ------------
                                                     20,269,308              --     20,269,308

   LOAN PAYABLE                                          55,614              --         55,614
   ACQUISITION LOAN PAYABLE                                  --              --             --
   CONVERTIBLE DEBENTURE                              9,150,169              --      9,150,169
   CONVERTIBLE PREFERRED SHARES                      17,564,089              --     17,564,089
                                                   ------------     -----------   ------------
                                                     47,039,180              --     47,039,180
                                                   ------------     -----------   ------------

SHAREHOLDERS' EQUITY
   CAPITAL STOCK(1)                                  34,472,862      10,813,296     23,659,566
   CONTRIBUTED SURPLUS                                  567,949                        567,949
   WARRANTS                                           2,797,696         186,704      2,610,992
   DEFICIT                                          (37,302,859)             --    (37,302,859)
                                                   ------------     -----------   ------------
                                                        535,648      11,000,000    (10,464,352)
                                                   ------------     -----------   ------------
                                                   $ 47,574,828     $11,000,000   $ 36,574,828
                                                   ============     ===========   ============

Note:

(1)  - Capital stock is net of share issue costs of CAD $1.3M.

8.   Sale of the Convertible Debenture

On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by the Corporation within 30 days of a change of control of the Corporation resulting from the exercise of certain warrants issued by the Corporation on April 11, 2003 to Points Investments, Inc, an affiliate of InterActiveCorp and (ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

9.   Issuance of Series Four Preferred Share

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. On March 29, 2005 the Corporation and IAC entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share (see the Corporation's 2004 audited consolidated financial statements for information with respect to the terms of the Series Two Preferred Share).

                            POINTS INTERNATIONAL LTD.
                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended March 31, 2005 and with the Corporation's 2004 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2004, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of May 11, 2005.

                           FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with Canadian securities regulators and the factors detailed in Points' other filings with Canadian securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

                          OVERVIEW OF POINTS' BUSINESS

CORE BUSINESS - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer reward program management portal, and a suite of Points.com Business Solutions available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support) allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty program points and/or miles between the participating loyalty programs.

As at March 31, 2005, Points.com had partnered with 26 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs, and with an additional 21 gift certificate or retail partners.

Points.com version 3.0 Launched

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty assets. The new Points.com Web site, referred to as "Points.com version 3.0", represents a major enhancement in the relationship with both reward program partners as well as the consumer. Points.com version 3.0 will broaden the Web site's offerings, and present consumers with a personalized view of their reward program universe.

Through this personalized view of consumers' reward program universe, Points.com will be able to help consumers release more value from their favourite programs and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools such as ways to join new rewards programs ("Join"), to purchase ("Buy") and earn ("Earn") more miles or points in their favourite programs. In addition, the system will be driven by the ATG Marketing Enterprise System that will use consumers' unique program reward goals and point mix to suggest ("Suggest") ways to Join, Buy, Earn and Swap their reward program currencies most effectively.

As a result of these changes, Points.com will become a reward program management portal, providing a more comprehensive and engaging consumer experience.

This functionality is expected to add new revenue streams to the Points.com business model. Most significantly, the loyalty management utility of the Web site is expected to allow Points.com to focus on a subscription membership model as a core aspect of the business.

Management expects that Points.com version 3.0 will be phased in over the course of 2005, with monthly releases beginning at the end of the second quarter. Over the course of the spring and summer, Points.com will add or expand its Buy, Earn and Suggest functionalities.

In the second half of 2005, management will begin driving consumer traffic to the new Points.com Web site to leverage the Web site's ongoing evolution through online communications with members of the Corporation's reward program partners and through other online channels.

In accordance with GAAP and Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062, web site development costs incurred in the web site application and infrastructure development associated with Points.com version 3.0 will be capitalized. For additional information, see page 13, "General and Administrative Expenses", page 22, "Property, Plant and Equipment", and page 29 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At March 31, 2005, the Corporation had 55 Points.com Business Solutions products in the marketplace. This suite of technologies includes:

Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

Corporate - facilitates the sale of loyalty program currencies to corporate customers.

Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

Integrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

Elite - facilitates the online sale of tier status to members of loyalty programs.

Systems Design - custom applications developed for select large loyalty program partners. See page 6 "Status of New Products" of the AIF for an example of the redeemAAmiles program, an application built for the American Airlines AAdvantage Program.

            SIGNIFICANT 2005 BUSINESS DEVELOPMENTS TO THE DATE HEREOF

1. The Corporation completes a $15.8 million private placement; CIBC restructures and sells the Debenture

     On March 29, 2005, Points entered into binding agreements to issue approximately 18.1 million common shares at $0.683 per share and one Series Four Preferred Share for approximately $3.5 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended and restated version of the $6 million debenture issued by Points to CIBC in 2001 ("the Debenture") and the Series One Preferred Share in the capital of Points held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

     See page 20, "InterActiveCorp Investment" for a description of the terms of the Series Four Preferred Share and page 25, "Debenture and Series One Preferred Share" for a description of the amended and restated Debenture.

2.   American Express Membership Rewards to join Points.com

     American Express Travel Related Services Company Inc. has entered into an agreement to enable the Membership Rewards Program(R) from American Express to participate on the Points.com portal. In addition, the Membership Rewards Program will use Points.com technology services to offer real-time point transfers for select partners. Public launch is expected during the second quarter of this year.

3.   Cendant partners with Points.com

     The Cendant Hotel Group, a subsidiary of Cendant Corporation, has entered into an agreement with Points.com that allows its TripRewards members to transfer points and miles from one loyalty program to another utilizing Points.com. Points.com will offer more than 3,600 exchange opportunities and over 46 redemption partners to Cendant's customers. TripRewards members have points-earning opportunities at more than 6,000 participating hotels (e.g., Ramada, Days Inn, etc.) and 46 partners.

                          REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

          - Swap commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

          - Membership dues received in advance for services are recognized over the term of service. In the first quarter of 2005 membership dues were $29.95 annually for a PointsPlus membership.

          - On April 10, 2005, PointsPlus membership sales were discontinued and replaced with a subscription service. Subscription revenues received in advance for services are recognized over the term of service. Subscription fees are currently $19.95 for a one-month membership, $44.85 for a three-month membership and $59.70 for a six-month membership. The Corporation will continue to test different subscription rates, resulting in subscription fees different from the above pricing.

          - One-time trading fees ($9.95 per trade) were recognized at the time of the trade (for non-PointsPlus members). On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

          - Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an exchange partner on the Points.com Web site.

Points.com Business Solutions:

          - Revenues from the sale of loyalty program points are recorded net of costs.

          - Hosting and management fees are recognized in the period of service.

          - Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

          - Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

                              KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct exchange transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 7 hereof.

Growth in Points.com Business Solutions will occur through growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 8 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 12 hereof.

                        RESULTS OF OPERATIONS - REVENUES

OVERVIEW

Revenue for the quarter ended March 31, 2005 was $2,577,909 representing a year-over-year increase of $960,344 (59%) and a quarter over quarter increase of $414,960 (19%). The provision of Points Solutions accounted for greater than 98.6% of the revenue (interest income accounted for the remaining approximately 1.4%). Year over year, revenues from operations increased due to growth in Points Solutions, the MilePoint Acquisition (see "Commitments Related to MilePoint Acquisition" on page 27) and offset by a weakening U.S. dollar while quarter over quarter the revenues improved due to an increase in the use of existing Points.com Business Solutions, the seasonal nature of Elite and also offset by a weakening U.S. dollar. For additional information see "Revenue Growth" on page 7. Interest and other revenue increased by 26% quarter over quarter due to a better yield on invested assets and a larger average period cash balance but declined year over year as a smaller average period cash balance was invested in shorter-term, lower yielding securities. See "Other Factors Contributing to Revenue Growth - Interest Income" on page 10 for additional information.

                                  FOR THE THREE MONTHS ENDED
                             ------------------------------------
                              MARCH 31      DEC. 31     MARCH 31
REVENUES                        2005         2004         2004
--------                     ----------   ----------   ----------
Points Operations            $2,540,658   $2,133,330   $1,532,513
Interest and other revenue       37,251       29,618       85,052
                             ----------   ----------   ----------
TOTAL REVENUE                $2,577,909   $2,162,948   $1,617,565
                             ==========   ==========   ==========

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

The Corporation earns revenue from Points.com in three principal ways. First, loyalty program members pay Points either a fee for each Swap transaction conducted at Points.com or an annual fee for a membership that includes unlimited Swap transactions (on April 10, 2005, the annual membership fee was discontinued and replaced with a subscription fee whereby consumers can join for one, three or six months). Second, Points charges a commission on all Swaps, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. As part of Points.com version 3.0, the Corporation will be launching its Earn and Buy product features which are expected to be revenue generating services. Finally, Points may earn a non-refundable partner sign-up fee when a partner joins Points.com.

There are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 64% of the Corporation's consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the first quarter of 2004 (65% in aggregate) and two customers individually represented greater than ten percent of consolidated revenues in the fourth quarter of 2004 (34% in aggregate). In addition, 63% (first quarter 2004 - 80% and fourth quarter 2004 - 59%) of the Corporation's deposits are due to these customers.

In the first quarter of 2005, approximately 96% of the Corporation's revenues were recurring revenues (e.g., revenues from monthly management fees, membership fees, transaction fees and interest) and 4% were from non-recurring sources (e.g., one-time web development and integration fees). The percentage of recurring revenues was consistent with both the first and fourth quarters of 2004. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points.com, is in the best interests of the Corporation.

                              FOR THE THREE MONTHS ENDED
                         ------------------------------------
                          MARCH 31      DEC. 31     MARCH 31
REVENUES                    2005         2004         2004
--------                 ----------   ----------   ----------
Recurring revenues       $2,474,115   $2,025,134   $1,572,115
Non-recurring revenues      103,793      137,815       45,449
                         ----------   ----------   ----------
TOTAL REVENUE            $2,577,909   $2,162,948   $1,617,565
                         ==========   ==========   ==========

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. Management expects that Points' revenues will exceed its general and administration costs in 2006.

REVENUE GROWTH

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

     Partner Summary - Total Number of Partners(1)

                                                          AS AT
                                             -------------------------------
                                             MARCH 31   DEC. 31    MARCH 31
NUMBER OF PARTNERS AS AT                       2005      2004        2004
------------------------                     --------   --------   ---------
Points.com(2)                                     47         45         36
Points.com Business Solutions                     21         21         18
Cumulative Points Transacted (000,000's)       9,568      7,944      3,810

     Notes:

(1) Partners may be included in both Points.com Business Solutions and Points.com.

(2) On March 31, 2005, Points.com partners included 26 loyalty program operators and 21 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of consumer members paying for a Points.com membership and / or completing a Swap transaction. In addition, at the end of the third quarter of 2005, the Corporation expects to begin generating revenues through the Earn and Buy functionalities currently being developed. The number of consumers that will conduct a transaction is driven by three factors: Web site usability and enhancements; marketing (awareness and brand); and partner activity. As the Corporation's primary efforts have been focused on the April 10, 2005 launch of Points.com version 3.0, there were only moderate changes in the usability and marketing of the existing Web site. However, progress has continued in expanding and improving Points.com's partner mix. The number of loyalty program partners added and their industry mix are two important elements in the growth of Points.com as they directly impact the consumers' value proposition. Said differently, the more loyalty programs that a consumer participates in, that are also Points.com partners, the greater the opportunity for that consumer to maximize the value of his or her collective loyalty programs. The number of loyalty programs participating on Points.com has increased by 31% since March 31, 2004 and 4% since December 31, 2004 and the Corporation made significant progress by announcing a partnership with its first financial services partner and adding another significant travel partner. See page 7, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2005.

Points.com version 3.0 will add a number of new features and improved functionality to the Web site. This functionality is expected to incorporate new revenue streams into the Points.com business model by improving consumers' ability to manage and derive value from their loyalty program universe. The launch of Points.com version 3.0 will allow the Corporation to begin to market and merchandise to its consumer base in a more effective manner than the previous version of Points.com. Testing of marketing programs are expected to begin at the end of the second quarter of 2005 and ramp up during the course of the third and fourth quarters.

Points.com Business Solutions Growth

The Points.com Business Solutions have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' Web sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Points.com Business Solutions.

                                                FOR THE THREE MONTHS ENDED
                                              -----------------------------
                                              MARCH 31   DEC. 31   MARCH 31
POINTS.COM BUSINESS SOLUTIONS METRICS AS AT     2005       2004      2004
-------------------------------------------   --------   -------   --------
Total Unique Partners                            21         21        18
Total Points.com Business Solutions              55         55        45

                                        FOR THE THREE MONTHS ENDED
                                      -----------------------------
POINTS.COM BUSINESS SOLUTIONS(1)      MARCH 31   DEC. 31   MARCH 31
NUMBER OF PRODUCTS AS AT                2005       2004      2004
--------------------------------      --------   -------   --------
Buy                                      16         16        13
Gift                                     16         16        13
Transfer                                  5          5         3
Corporate                                 8          8         7
Elite                                     2          2         2
Systems Design                            4          4         3
Integrate partners(2)(3)                  4          4         4
                                        ---        ---       ---
Total Points.com Business Solutions      55         55        45
                                        ===        ===       ===

Notes:

(1)  Includes products sold to new and existing customers.

(2) Each Integrate partner will have third-parties integrated into its technology platform.

(3) There are 24 existing partner integration add-ons among the four Integrate partners as at March 31, 2005.

SOURCES OF REVENUE GROWTH

Approximately 98.6% of the Corporation's revenue in the first quarter of 2005 (approximately 95% in first quarter and 98% in the fourth quarter of 2004) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 1.4% of revenues is interest income. The following table indicates the split between existing Points Solutions and excludes revenues from interest income.

                                         FOR THE THREE MONTHS ENDED
                                       -----------------------------
                                       MARCH 31   DEC. 31   MARCH 31
PERCENTAGE OF REVENUES BY SOURCE         2005       2004      2004
--------------------------------       --------   -------   --------
Existing Points Solutions (including
   growth of existing solutions)          96%       89%        97%
New contracted Points Solutions with
   new and existing partners               4%       11%         3%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions grew by 64% from $1.49 million year over year and 29% quarter over quarter to $2.44 million in the first quarter of 2005 (i.e., 96% of the total Points Solutions revenue). Revenue in the first quarter of 2004 does not include the MilePoint Acquisition which was completed on March 31, 2005. Management expects this trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the quarter decreased from $237,169 to $103,793 in the first quarter ended March 31, 2005 as the Corporation focused on the development and launch of Points.com version 3.0 and the launch of Points.com Business Solutions ordered by partners in prior periods.

Points has grown the number of products placed with partners from 45 to 55 as at March 31, 2005 from March 31, 2004. In addition, 24 third-party integrations have been implemented with the four Integrate partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2005 across various loyalty markets. In particular, Points will continue to focus on new partnerships in the financial services, hotel, retail, car rental, and online categories throughout 2005.

Projected revenues for 2005 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent on generating new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue with its past success of acquiring new contracts with new or existing partners.

OTHER FACTORS CONTRIBUTING TO REVENUE GROWTH

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $37,251 for the first quarter of 2005, compared with $85,052 in the same quarter last year and $29,618 compared to the fourth quarter of 2004. The decrease in interest income year over year is largely a function of reduced cash reserves, the strengthening U.S. / Canadian foreign exchange rate, the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. The increase in interests income quarter over quarter is a function of better yielding investments during the time period. Management expects the interest income to significantly increase over the remainder of the year due entirely to the completion of the Private Placement Transaction. The proceeds raised from the Private Placement Transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

                                                                         US$          OTHER
AS AT MAR. 31, 2005       YIELD %(2)   CREDIT RATING     C$ TOTAL    DENOMINATED   DENOMINATED
-----------------------   ----------   -------------   -----------   -----------   -----------
Cash held at bank(1)         1.385            n/a      $19,608,527   $11,160,114   E 1,081,443
                                                                                   GBP 316,885
                                                                                    CHF 13,473
Money market securities       2.28        R1-High           46,073           n/a           n/a
Bonds(3)                       n/a        A - AAA               --           n/a           n/a
                                                       -----------   -----------
TOTAL                                                  $19,654,600   $11,160,114
                                                       ===========   ===========

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2)  Yield as at March 31, 2005.

(3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 93% of the Corporation's revenues are in U.S. dollars and the remaining 7% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly throughout 2005. Approximately 75% of the Corporation's general and administration expenses were in Canadian dollars and 25% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The three-month average FX Rate used to translate revenues and expenses into Canadian dollars has declined in each of the two comparable quarters. The FX rate differential compared to the fourth quarter of 2004 was negative and resulted in 5% lower revenue growth, or approximately $129,782 offset by a 1% decrease in expense growth, or approximately $53,617.

                             FOR THE THREE MONTHS ENDED
                           -----------------------------
                           MARCH 31   DEC. 31   MARCH 31
U.S. / CANADIAN FX RATES     2005       2004      2004
------------------------   --------   -------   --------
Period Start                 1.205     1.262      1.297
Period End                   1.217     1.205      1.308
Three-Month Average          1.232     1.299      1.318

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "Frequent-flyer economics", from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business", and that "roughly half of all miles are now earned on the ground, not in the air". In an updated article, dated January 6, 2005, and titled "In Terminal Decline, The dollar has already been toppled as the world's leading currency") The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles
.. . . and the total global stock of frequent flyer miles is worth over US$700 billion".

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

     "Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

           RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATION EXPENSES

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses increased by 48% relative to the first quarter of 2004 and 21% relative to the fourth quarter. Material changes in expenses will be described in each section below.

                                             FOR THE THREE MONTHS ENDED
                                        ------------------------------------
                                         MARCH 31      DEC. 31     MARCH 31
GENERAL AND ADMINISTRATION EXPENSES        2005         2004         2004
-----------------------------------     ----------   ----------   ----------
Employment Costs(1)                     $2,474,711   $1,843,784   $1,891,596
Technology Services(2)                     326,055      231,572      161,306
Marketing and Communications               390,006      512,135      202,102
Sales Commission and Related Expenses      158,464      141,210       24,703
Other(3)                                   656,402      591,159      431,731
                                        ----------   ----------   ----------
   TOTAL                                $4,005,639   $3,319,861   $2,711,438
                                        ==========   ==========   ==========

Notes:

(1) Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses include foreign exchange losses (or gains), travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority, while continuing to be diligent about controlling costs and capital expenditures. Management does not expect that the general and administration expenses or capital expenditures in the second through fourth quarters of 2005 will be higher than in the first quarter of 2005. In the latter half of the year, more comprehensive marketing and branding programs and fewer employment costs capitalized in the development of Points.com Web site technology will be offset by lower overall employment costs and capital expenditures.

Points expects that a series of significant marketing and branding programs will begin in mid 2005 to support the launch of Points.com version 3.0. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

EMPLOYMENT COSTS

Employment costs increased by 31% over the first quarter of 2004 and by 34% over the fourth quarter of 2004. The increase over the prior year is the result of an increase in total bonuses paid versus the amount that had been accrued, higher contractor expenses and the increase in the number of full-time employees hired between the second quarter of 2004 through first quarter of

2005. The increase is partially offset by an increase in capitalized employment costs associated with the Points.com version 3.0 technology development. The increase over the fourth quarter of 2004 was due to similar factors as the prior year increases, with the most significant factor being the increase in bonuses paid. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value based method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy had been applied retroactively in 2004 without restatement of the prior years' financial statements; the amounts charged to expense for costs relating to the quarter ended March 31, 2005 are $99,503, compared to $60,482 for the quarter ended March 31, 2004 and $106,498 for the quarter ended December 31, 2004.

                                  FOR THE THREE MONTHS ENDED
                                ------------------------------
                                MARCH 31    DEC. 31   MARCH 31
                                  2005       2004       2004
                                --------   --------   --------
Employee Stock Option Expense    $99,503   $106,498    $60,482

As at March 31, 2005, the Corporation had 76 full-time employees (including three contractors replacing employees on temporary leaves of absence) and ten short-term contractors.

                                               FOR THE THREE MONTHS ENDED
                                             -----------------------------
                                             MARCH 31   DEC. 31   MARCH 31
FULL TIME HEADCOUNT(1) BY DEPARTMENT AS AT     2005       2004      2004
------------------------------------------   --------   -------   --------
Technology                                      44         43        42
Finance and Administration                      13         13        10
Business Development                             5          8         8
Marketing and Customer Service                  14         15         8
                                               ---        ---       ---
TOTAL(2)                                        76         79        68
                                               ===        ===       ===

Notes:

(1) Headcount includes active employees and contractors covering a leave of absence, for full-time positions within the departments.

(2) In addition to the full-time positions employed, the Corporation had ten short-term contractors on staff at March 31, 2005.

The majority of the new hires and short-term contractors are directly dedicated to the Points.com version 3.0 technology development and ongoing maintenance.

TECHNOLOGY SERVICES

Technology services expenses increase in increments based on business growth and product performance. As Technology services costs are a function of the number of partners and Points

Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The first quarter of 2005 saw an increase of $164,749 (102%) versus the prior year and $94,483 (41%) over the fourth quarter of 2004 as additional software licences were purchased for Points.com version 3.0 and for new products associated with the MilePoint Acquisition. Management expects these costs to grow marginally in 2005 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of Technology Services expenses.

MARKETING AND COMMUNICATIONS

Marketing costs increased by $187,905 (93%) relative to the quarter ending March 31, 2004 as more marketing promotions were in the market during the period. Marketing expenditures decreased $122,129 (24%) relative to the fourth quarter of 2004 as fewer campaigns were in market. The decrease relative to the prior quarter was deliberate as the marketing team was focused on the launch of the new Web site in the second quarter of 2005.

The Corporation expects to increase its marketing expenditures at the end of the second quarter of 2005 to support the launch of Points.com version 3.0. The marketing and branding foundation built in 2004 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, as well as online media. This approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

SALES COMMISSIONS AND EXPENSES

Sales commissions and expenses have increased by $133,761 (541%) year over year and $17,254 (12%) quarter over quarter. Sales commissions will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout the remainder of 2005 through growth in existing Points Solutions.

OTHER OPERATING EXPENSES

Other operating expenses include office overhead, travel expenses, professional fees and foreign exchange gain and/or loss. Other operating expenses increased by $224,671 (52%) year over year and by $65,243 (11%) quarter over quarter. Approximately 5% of the quarter over quarter increase relates to the foreign exchange loss from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts on the income statement. Management has no control over the foreign exchange gain or loss from one period to the next.

Excluding the foreign exchange gain and loss, other operating expenses increased by approximately $199,462 (46%) compared against the first quarter of 2004 and by $82,927 (15%) compared against the fourth quarter of 2004. Year over year, the material variances include the relocation to larger facilities, increased professional fees and one-time legal fees associated with the second amendment and restatement of the Debenture. Management expects other operating expenses (excluding foreign exchange gain and loss) to remain stable in 2005.

                                  FOR THE THREE MONTHS ENDED
                                ------------------------------
                                MARCH 31    DEC. 31   MARCH 31
OTHER OPERATING EXPENSES          2005       2004       2004
------------------------        --------   --------   --------
Foreign Exchange Gain/Loss(1)   $ 22,900   $ 40,584   $(2,309)
Other Operating Expenses         633,502    550,575    434,040
                                --------   --------   --------
TOTAL                           $656,402   $591,159   $431,731
                                ========   ========   ========

Note:

(1)  See definition on page 15, "Other Operating Expenses".

                    RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

AMORTIZATION EXPENSES

The Corporation recorded amortization expenses of $688,898 in the first quarter of 2005 compared to $443,917 for the quarter ending March 31, 2004 and $674,416 for the period ending December 31, 2004. The change was attributed to the charges outlined in the following table:

                                  FOR THE THREE MONTHS ENDED
                                ------------------------------
                                MARCH 31    DEC. 31   MARCH 31
AMORTIZATION EXPENSES             2005       2004       2004
---------------------           --------   --------   --------
Deferred Costs                  $132,925   $133,386   $199,346
Intangible Assets                453,506    457,538    188,217
Property, Plant and Equipment    102,467     83,492     56,354
                                --------   --------   --------
TOTAL                           $688,898   $674,416   $443,917
                                ========   ========   ========

AMORTIZATION OF DEFERRED COSTS

                   FOR THE THREE MONTHS ENDED
                 ------------------------------
                 MARCH 31    DEC. 31   MARCH 31
DEFERRED COSTS     2005       2004       2004
--------------   --------   --------   --------
Amortization     $132,925   $133,386   $199,346

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the Debenture issued to CIBC in 2001. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 32 amortization quarters remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a five-year period. There are 14 amortization quarters remaining.

d. Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 7 and 8 amortization quarters remaining.

AMORTIZATION OF INTANGIBLE ASSETS

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. The amortization of the intangible asset related to the acquired technology in Points.com was completed during the first quarter of 2005. The increase in the amortization expense of intangible assets which started in the second quarter of 2004 is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition. Goodwill related to the acquisition will not be amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

                      FOR THE THREE MONTHS ENDED
                    ------------------------------
                    MARCH 31    DEC. 31   MARCH 31
INTANGIBLE ASSETS     2005       2004       2004
-----------------   --------   --------   --------
Amortization        $453,506   $457,538   $188,217

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

The increase in the amortization expenses reflects that purchased assets have been capitalized and the amortizations have period begun.

                                  FOR THE THREE MONTHS ENDED
                                ------------------------------
                                MARCH 31   DEC. 31   MARCH 31
PROPERTY, PLANT AND EQUIPMENT     2005      2004       2004
-----------------------------   --------   -------   --------
Amortization                    $102,467   $83,492   $56,354

OTHER NON-CASH EXPENSES

Interest on the Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (see "Liquidity - InterActiveCorp Investment" on page 20 hereof) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 25 herein.

INTEREST ON DEBENTURE       2008   2007    2006    2005    2004    2003    2002    2001
---------------------       ----   ----   -----   -----   -----   -----   -----   -----
Accrued Interest ($000's)    nil    nil     185     778     884     854     660     522
Debenture Value ($000's)     nil    nil   9,884   9,699   8,920   8,036   7,183   6,522

During the first quarter of 2005, interest on the outstanding principal amount of the Debenture accrued at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounded interest at the rate of 11% per annum. Effective April 4, 2005, the interest on the outstanding principal amount of the Debenture accrues at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

INTEREST ON SERIES TWO PREFERRED
SHARE                               2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
---------------------------------   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Series Two Preferred Accrued         244    868    868    868    868    868    868    868    868    868    624
Interest ($000's)
Series Two Preferred Share Value    21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0
($000,000's)
Series Four Preferred Accrued         60    242    242    242    242    242    242    242    181    nil    nil
Interest ($000's)
Series Four Preferred Share Value    5.4    5.3    5.1    4.8    4.6    4.4    4.1    3.9    3.6    nil    nil
($000,000's)


Page 18 to 33

            RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER'S EQUITY

LOSS

The Corporation reported a net loss of $2,568,215 for the first quarter of 2005, compared with a net loss of $1,962,076 for the same period in 2004 and a net loss of $2,496,011 during the fourth quarter of 2004.

SHAREHOLDER'S EQUITY

The deficit in shareholder's equity increased from $8,935,826 at December 31, 2004 to $10,464,352 at March 31, 2005. The increase was a result of the net loss for the period of $2,568,215 partially offset by an increase in capital stock of $940,186 during the first quarter of 2005.

LOSS PER SHARE

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 71,561,017 shares at March 31, 2005, compared with 63,394,531 shares at March 31, 2004 and 67,744,345 Common Shares at December 31, 2004.

The Corporation reported a net loss of $0.04 per share for the quarter ending March 31, 2005, compared with a net loss of $0.03 per share for the quarter ending March 31, 2004 and $0.04 for the quarter ending December 31, 2004. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

                                   LIQUIDITY

OVERVIEW OF LIQUIDITY

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (losses) before interest, amortization and other deductions ("EBITDA") is the key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Primarily as a result of the Points.com version 3.0 related expenditures, including those costs that are not capitalized, management expects that Points' revenues will exceed its general and administrative costs in 2006.

For the quarter ending March 31, 2005, the Corporation's EBITDA was ($1,427,730). This compares with EBITDA of ($1,093,874) for the quarter ending March 31, 2004 and ($1,156,912) for the quarter ending December 31, 2004.

INTERACTIVECORP INVESTMENT

The following is a general summary of the terms of two investments in the Corporation by InterActiveCorp ("IAC"), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 25 below.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points' current capitalization, the Warrants are exercisable to acquire 102,107,118 Common Shares at an effective price per Common Share of $0.94 (resulting in an additional investment by IAC in Points of up to approximately $95.7 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. On March 29, 2005 the Corporation and IAC entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share.

CASH AND CURRENT ASSETS

The Corporation had cash and cash equivalents of $19,654,600 at March 31, 2005, compared to $24,243,231 at March 31, 2004, and $13,754,818 at December 31, 2004.

                                    FOR THE THREE MONTHS ENDED
                             ---------------------------------------
                               MARCH 31      DEC. 31       MARCH 31
AS AT                            2005          2004          2004
-----                        -----------   -----------   -----------
Cash and Cash Equivalents    $19,654,600   $13,754,818   $24,243,231
Accounts Receivable            1,609,279     2,024,342       887,100
Prepaids and Sundry Assets     1,352,473     1,229,091     1,125,666
                             -----------   -----------   -----------
TOTAL CURRENT ASSETS         $22,616,352   $17,008,251   $26,255,997
                             ===========   ===========   ===========

Cash and cash equivalents decreased by $4,588,631 from March 31, 2004 and increased by $5,899,782 compared to December 31, 2005. The primary reasons for the year over year decrease in cash relative were related to the operating loss for the year, expenditures on capitalized costs directly attributable to Points.com version 3.0, expenditures on capital assets and the MilePoint Acquisition. See page 20 "InterActiveCorp Investment" for the impact of the issuance of the Series Four Preferred Share on the Corporation's March 31, 2005 cash position and Note 7 of the Corporation's first quarter 2005 interim financial statements for the proforma impact of the changes directly attributable to the issuance of Common Shares in the Private Placement Transaction.

Cash From Exercise of Certain Warrants and Options

Certain "in-the-money" or "at-the-money" warrants and options are currently due to expire within twelve months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $96 million. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by over 107 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at March 31,
2005

SECURITY TYPE                                     EXPIRY DATE      NUMBER        STRIKE PRICE      PROCEEDS
-------------                                     -----------   -----------   -----------------   ----------
Warrants                                           7/18/2005        166,667                0.25       41,667
Warrants                                           3/15/2006        595,667                0.25      148,917
Warrants                                           4/11/2006    102,107,118                0.94   95,655,615
Points International Ltd. Options                  8/22/2005         25,000                0.69       17,250
Points International Ltd. Options                   5/7/2005        657,500                0.56      368,200
Options in subsidiary with liquidity put(1, 2)     2/17/2005        187,793   Fair Market Value        4,125
Options in subsidiary with liquidity put(1, 2)     3/31/2005      3,749,151   Fair Market Value       55,772
Options in subsidiary with liquidity put(1)         7/9/2005        802,433   Fair Market Value        8,892
Options in subsidiary with liquidity put(1)        8/13/2005        355,803   Fair Market Value        7,816
Options in subsidiary with liquidity put(1)        8/20/2005        200,312   Fair Market Value        4,400
                                                                -----------                       ----------
TOTAL                                                           107,488,896                       96,291,546
                                                                ===========                       ==========

Note:

(1) The Corporation currently intends to seek regulatory and shareholder approval for a two-year extension of the expiry date of certain options held in the subsidiary with liquidity put rights.

(2) Points.com options have been conditionally exercised and the common shares conditionally put to the Corporation for 3,936,944 Common Shares. If the shareholders to not vote to extend the options, the conditionally exercised options will be deemed to have been exercised on the original notice date prior to expiry.

Subsequent to quarter end, and as at May 11, 2005, the following securities have been exercised or expired:

SECURITY TYPE(1)                                EXPIRY DATE     NUMBER       STRIKE PRICE      PROCEEDS
----------------                                -----------   ---------   ------------------   --------
Points International Ltd. Options- cancelled      2/16/2008       6,670   $             0.22    $    --
Points International Ltd. Options- cancelled      2/27/2008       3,340   $             0.28    $    --
Points International Ltd. Options-- exercised     2/21/2007       1,000                 0.25        250
Points International Ltd. Options-- exercised     2/21/2007      30,000                 0.25      7,500
Points International Ltd. Options-- exercised    11/14/2007       3,330                 0.25        833
Points International Ltd. Options-- exercised    11/14/2007       3,330                 0.25        833
Points International Ltd. Options-- exercised     2/16/2008      13,334                 0.22      2,934
Points International Ltd. Options-- exercised     4/17/2007       3,333                 0.38      1,267
Points International Ltd. Options-- exercised     2/16/2008      13,330   $             0.22      2,933
Points International Ltd. Options-- exercised     2/27/2008       6,660   $             0.28      1,865
Options in subsidiary with liquidity put(1)       2/17/2005     187,793    Fair Market Value      4,125
Options in subsidiary with liquidity put(1)       3/31/2005   3,749,151    Fair Market Value     55,772
                                                              ---------                        --------
TOTAL                                                         4,021,271                         $78,061
                                                              =========                        ========

Note:

(1) Points.com options have been conditionally exercised and the common shares conditionally put to the Corporation for 3,936,944 Common Shares. If the shareholders do not vote to extend the options, the conditionally exercised options will be deemed to have been exercised on the original notice date prior to expiry.

Accounts Receivables

The Corporation expects accounts receivables to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's business and the corresponding cash flows.

ABILITY TO FUND FUTURE GROWTH

In the quarter ending March 31, 2005, the Corporation had cash flows provided by operating activities of 3,393,251 after changes in non-cash balances related to operations. Management is confident that the Private Placement and Debenture Transactions afford the Corporation the time to build the business and the revenues, through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

PROPERTY, PLANT AND EQUIPMENT

The Corporation reported an increase in property, plant and equipment in the first quarter of 2005 primarily due to capitalized employment costs and the purchase of software for Points.com version 3.0. See "Capital Resources - Planned Capital Expenditures" on page 29 for additional information. Existing technology costs under capital lease are depreciated on a straight-line basis over three years. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the Points.com version
3.0 technology increase property, plant and equipment and the corresponding amortization in 2005 and beyond.

                                                       FOR THE THREE MONTHS ENDED
                                                  -----------------------------------
                                                   MARCH 31      DEC. 31     MARCH 31
AS AT                                                2005          2004        2004
-----                                             ----------   -----------   --------
Furniture and equipment                           $  290,134   $   294,615   $119,489
Computer equipment                                   307,543       308,003    213,686
Software                                             557,799        70,612    116,827
Technology costs                                          --        10,164     21,815
Points.com version 3.0 direct development costs    1,480,427       860,286         --
Leasehold improvements                               482,460       512,602    197,215
                                                  ----------   -----------   --------
TOTAL PLANT, PROPERTY AND EQUIPMENT               $3,118,364   $ 2,056,282   $669,032
                                                  ==========   ===========   ========

GOODWILL

The MilePoint Acquisition resulted in $3,740,000 allocated to amortizing intangible assets and $3,910,000 ($3,710,000 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be expensed unless it is deemed to have become impaired. In accordance with GAAP, management selected March 31, 2005 as the anniversary date of the transaction and tested the acquisition goodwill for impairment at that time. The acquisition goodwill was deemed to not be impaired.

In the quarter, $306,138 of charges relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill. Management does not expect to incur any additional material expenses related to the MilePoint Acquisition.

CURRENT LIABILITIES

Current liabilities at March 31, 2005 were $20,269,308, compared with $19,670,674 at March 31, 2004 and $24,775,898 at December 31, 2004. The decrease compared to the fourth quarter of 2004 was primarily related to the reclassification of the Debenture from short-term liabilities to long-term liabilities subsequent to the completion of Debenture Transaction. The reclassification of the Debenture is in accordance with Canadian GAAP. The decrease in current liabilities compared to the fourth quarter was partially offset by an increase in deposits.

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners, establishes new partner relationships and integrates the assets from the MilePoint Acquisition. The customers that represented greater than ten percent of consolidated revenues in the first quarter of 2004 represented 63% of the Corporation's deposits (first quarter 2004 - 80% and fourth quarter 2004 - 59%).

                                                           FOR THE THREE MONTHS ENDED
                                                    ---------------------------------------
                                                      MARCH 31      DEC. 31       MARCH 31
CURRENT LIABILITIES AS AT                               2005          2004          2004
-------------------------                           -----------   -----------   -----------
Accounts payable and accrued liabilities            $ 1,694,133   $ 1,894,599   $   961,808
Deposits                                             17,776,537    13,153,623    15,949,483
Current portion of obligation under capital lease            --            --
Current portion of loan payable                          33,515        29,860            --
Current portion of acquisition loan payable             765,123       777,443     2,759,384
Debenture                                                    --     8,920,373            --
                                                    -----------   -----------   -----------
TOTAL CURRENT LIABILITIES                           $20,269,308   $24,775,898   $19,670,676
                                                    ===========   ===========   ===========

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has improved relative to December 31, 2004 by $10,114,692. The significant changes are the reclassification of the Debenture to a long-term liability (positive $8,920,373 impact) (see page 25, commitments related to the terms of certain financing arrangements - debenture and series one preferred share), the proceeds received for the issuance of the Series Four Preferred Share (positive $3,454,611 impact) and offset by the cash spent in funding the operating loss for the quarter (negative $1,320,879 impact). Gross proceeds of approximately $12.3 million (approximately $11 million net proceeds) from the sale of Common Shares (Private Placement Transaction) further improved the Corporation's working capital subsequent to quarter end. See Notes 7 and 9 of the Corporation's first quarter 2005 interim financial statements for the proforma impact of the transaction. See page 20 through 23 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation increases the rate of expenditure to successfully launch Points.com version 3.0, it is highly likely that working capital will decline throughout 2005. Management expects that, through growth of its products, working capital will improve in 2006. See page 8 of the Corporation's Annual Information Form, "Risk Factors" for additional information.

LONG-TERM LIABILITIES AND COMMITMENTS

                                                PAYMENTS DUE BY PERIOD
                                         (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                  --------------------------------------------------
FUTURE OBLIGATIONS (000,000'S)    TOTAL(1)    2009+    2008    2007    2006     2005
------------------------------    --------   ------   -----   -----   ------   -----
Long-Term Debt(2)                  $ 9.88    $   --   $  --   $  --   $ 9.11   $0.78
(non-cash until repayment)
Series Two Preferred Share          21.08     16.12    0.87    0.87     0.87    0.87
(non-cash until repayment)
Series Four Preferred Share (3)
(non-cash until repayment)           5.39      4.48    0.24    0.24     0.24    0.18
Loan Payable                         0.10        --    0.01    0.03     0.03    0.03
Operating Leases(4)                  2.47      0.01    0.10    0.50     0.85    1.00
Partner Purchase Commitments(5)      3.19      0.08    0.14    1.12     0.90    0.96
MilePoint Acquisition(6)             1.48        --      --      --     0.40    1.08
                                   ------    ------   -----   -----   ------   -----
Total Contractual Obligations      $43.59    $20.69   $1.36   $2.76   $12.40   $4.90
                                   ======    ======   =====   =====   ======   =====

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).

(2)  The Debenture is due on March 15, 2008.

(3)  The Series Four Preferred Share was issued on April 4, 2005.

(4) Includes technology services commitments and hardware and software operating leases.

(5) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(6) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

The Corporation has outstanding $6 million principal amount of Debentures. The original instrument was issued to CIBC on March 15, 2001 and was subsequently amended and amended and restated prior to the sale thereof by CIBC on April 4, 2005 to the purchasers in the Private Placement Transaction. These purchasers also acquired from CIBC the Series One Preferred Share.

On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and
(ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, the holder of the Debenture is entitled to accelerate all amounts owing under the Debenture and the Corporation is entitled to repay the Debenture.

In the event of the exercise of the Warrants resulting in a Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

Exercise of IAC Warrants ("Warrants")

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive approximately $95.7 million. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that the Corporation would have sufficient cash to make such payments.

Redemption Rights of Series Two and Series Four Preferred Share Holder (Collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Preferred Shares plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Preferred Shares to the date on which the Preferred Shares are redeemed and (ii) the greater of (A) the value of the Common Shares into which the Preferred Shares then could be converted on the day immediately prior to public announcement of the Preferred Share Change of Control and (B) the product of the Common Shares into which the Preferred Shares then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Preferred Share Change of Control, and is unrelated to the exercise of the Warrants, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

                                                FOR THE THREE MONTHS ENDED
                                           ------------------------------------
                                            MARCH 31      DEC. 31     MARCH 31
ASSET RELATED TO MILEAGE PURCHASES AS AT      2005         2004         2004
----------------------------------------   ----------   ----------   ----------
Prepaid Mileage                            $  774,027   $  639,644   $  655,294
Sundry assets and other prepaid expenses      578,446      589,447      470,372
                                           ----------   ----------   ----------
TOTAL                                      $1,352,473   $1,229,091   $1,125,666
                                           ==========   ==========   ==========

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and allocated to goodwill. A portion of the Acquisition Payable (short-term and long-term) is interest-free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will continue to increase revenues and, including all amortizations, continue to be accretive to net income through 2005. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

The impact of the acquisition to Points' balance sheet in 2004 was an increase to intangible assets by $3,740,000 and goodwill by $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

AMOUNT IN)                           MAR. 31, 2005
----------                           -------------
Accumulated Amortization               $  927,067
Intangible Asset - Closing Balance      2,828,056
Goodwill                                4,800,722

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                              Months from Closing
                 ---------------------------------------------
Payout (000's)      0        4       6     12      18      24    SHARES    CASH
--------------   ------   ------   ----   ----   ------   ----   ------   ------
Cash             $1,900   $   --   $400   $400   $  400   $400            $3,500
Shares               --    1,300     --    700    1,500    500    4,000
Share Value(1)       --    1,300     --    700    1,500    500             4,000
                                                                  -----   ------
   TOTAL                                                          4,000   $7,500
                                                                  =====   ======

Note:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

Management continues to expect that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several operating leases for hardware and its premises outstanding.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 35 monthly payment periods remaining. The Corporation's lease at its former premises expired in February 2005.

In the first quarter of 2005, the Corporation paid approximately $25,000 for its former office facilities (approximately 8,050 square feet) and $109,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below.

Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises lease that expired in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

ANNUAL AMOUNTS IN ($000'S)   2009   2008   2007   2006    2005
--------------------------   ----   ----   ----   ----   ------
OPERATING LEASES              $--    $88   $351   $355   $  430
   Property lease
   Technology services         11     11    153    492      575
      commitment
OPERATING LEASES TOTAL        $11    $99   $504   $847   $1,005
LOAN PAYABLE                  $--    $ 5   $ 30   $ 30   $   30

                                CAPITAL RESOURCES

PLANNED CAPITAL EXPENDITURES

The Corporation expects to incur some nominal expenditures related to the leasehold improvements to continue to maintain the premises.

                                           FOR THE THREE MONTHS ENDED
                                        --------------------------------
                                         MARCH 31     DEC. 31   MARCH 31
CAPITAL EXPENDITURES AS AT                 2005        2004       2005
--------------------------              ----------   --------   --------
Leasehold Improvements                          --   $  7,339   $158,248
Points.com version 3.0 Technology          612,098    387,225         --
Computer Hardware, Software and Other      552,450     44,309     53,416
                                        ----------   --------   --------
   TOTAL                                $1,164,548   $438,872   $211,664
                                        ==========   ========   ========

In 2005, the Corporation expects to incur capital expenditures related to computer software, hardware and other to approximately $1,000,000, with the majority of the expenses relating to software in support of Points.com version
3.0 and approximately $250,000 relating to protecting the Corporation's intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

The Corporation has incurred and expects to continue to incur significant capital expenditures related to the development of Points.com version 3.0. In accordance with CICA Handbook, Sections 3061 and 3062, and GAAP, Web site development costs incurred in the Web site application and infrastructure development is and will be capitalized and subsequently amortized in accordance with the Corporation's accounting policies. Direct net new technology developed subsequent to the launch of Points.com version 3.0 will be capitalized in accordance with the Corporation's accounting policies. Costs to maintain Points.com version 3.0 will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under property, plant and equipment consist of employment related costs of $1,303,908 and other direct costs of $168,477.

The capitalized costs in 2005 will likely be greater than the costs incurred in 2004. The expected increase in the capitalized costs will be impacted by whether management decides to contract any of the development to third-parties and by annualizing the costs of employees hired during the third and fourth quarter. Estimates are provided for the capitalized expenses for the fiscal year 2005 in the table below.

WEB SITE DEVELOPMENT COSTS    Q1 2005    Q2 2005    Q3 2005    Q4 2005
--------------------------   --------   --------   --------   --------
Employment related costs     $575,786   $368,790   $278,323   $131,116
Other direct costs             36,312     15,000     15,000     15,000
                             --------   --------   --------   --------
   TOTAL                     $612,098   $383,790   $293,323   $146,116
                             ========   ========   ========   ========

Management will continue to fund 2005 capital expenditures from its working capital and/or cash flow from operations.

UNPLANNED SECURITIES ISSUANCES

Pursuant to the terms of the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC has significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that consent would be unreasonably withheld.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 92,386,073 Common Shares outstanding, one Series One Preferred Share, one Series Two Preferred Share and one Series Four Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 19,999,105 Common Shares and the one Series Four Preferred Share is convertible into 4,504,069 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 4,236,751 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.80. The expiration dates of the options range from August 22, 2005 to March 7, 2010.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 2,114,899 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 5,295,492 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The Corporation has asked the shareholders to consider at the annual and special meeting a resolution to extend the term of the Points.com options by two years. 1,572,325 Points.com options have been conditionally exercised and conditionally put the common shares to the Corporation for 3,936,944 Common Shares. If the shareholders do not vote to extend the options, the conditionally exercised options will be deemed to have been exercised on the original notice date prior to expiry. The expiration dates of the options not conditionally exercised ranges from July 9, 2005 to August 20, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 103,775,700 Common Shares. The warrants have exercise prices ranging from $0.25 to $0.94 with a weighted average exercise price of $0.94. The expiration dates of the options range from July 18, 2005 to April 4, 2008.

The Corporation has outstanding an 8% $6,000,000 convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible into Common Shares at the option of the holder as long as the Warrants are outstanding. The Debenture matures on March 15, 2008. However, unless previously repaid, the Debenture, as amended, will automatically convert in 18,908,070 common shares in April 2006.

Selected Financial Results and Highlights

INCOME STATEMENT FOR THE YEAR ENDED                       MARCH 31, 2005   DEC. 31, 2004   MARCH 31, 2004
-----------------------------------                       --------------   -------------   --------------
Total Revenue                                              $ 2,577,909      $ 2,162,948     $ 1,617,565
General and administrative expenses                          4,005,639        3,319,861       2,711,438
Loss before interest, amortization and other deductions     (1,427,730)      (1,156,912)     (1,093,874)
Net income (loss)                                           (2,568,215)      (2,496,011)     (1,962,076)
Net income (loss) per share (1)(2)
   - basic                                                      ($0.04)          ($0.04)         ($0.03)
   - fully diluted                                                 n/a              n/a             n/a

Notes:

(1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

(2) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See Page 11 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

BALANCE SHEET AS AT                          MARCH 31, 2005   DEC. 31, 2004   MARCH 31, 2004
-------------------                          --------------   -------------   --------------
Cash and cash equivalents                     $ 19,654,600    $ 13,754,818     $ 24,243,231
Total assets                                    36,574,828      30,179,854       38,997,588
Total liabilities                               47,039,180      39,115,680       41,920,672
CASH DIVIDENDS DECLARED PER SHARE                       --              --               --

SHAREHOLDERS EQUITY
   - warrants                                    2,610,992       2,610,992        2,766,610
   - capital stock and contributed surplus      24,227,515      23,187,826       22,198,743
   - deficit                                   (37,302,859)    (34,734,644)     (27,888,437)
TOTAL                                         $(10,464,352)   $ (8,935,827)    $ (2,923,084)

                            POINTS INTERNATIONAL LTD.
                    SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

QUARTER ENDED         REVENUES      NET LOSS    LOSS PER SHARE(1)
-------------        ----------   -----------   -----------------
March 31, 2005       $2,577,909   ($2,568,215)       ($0.04)
December 31, 2004    $2,162,948   ($2,496,011)       ($0.04)
September 30, 2004   $1,978,942   ($2,103,413)       ($0.03)
June 30, 2004        $2,032,136   ($2,246,784)       ($0.03)
March 31, 2004       $1,617,565   ($1,962,076)       ($0.03)
December 31, 2003    $1,449,378   ($2,605,974)       ($0.04)
September 30, 2003   $1,647,566   ($1,628,391)       ($0.03)
June 30, 2003        $1,457,568   ($1,283,337)       ($0.02)

Note: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

     I, T. Robert MacLean, Chief Executive Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 11th day of May, 2005.


                                        [original signature]
                                        ----------------------------------------
                                        T. Robert MacLean
                                        Chief Executive Officer

                FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS
                            DURING TRANSITION PERIOD

     I, Stephen Yuzpe, Chief Financial Officer of Points International Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Points International Ltd., (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED this 11th day of May, 2005.


                                        [original signature]
                                        ----------------------------------------
                                        Stephen Yuzpe
                                        Chief Financial Officer